

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ________________
to .... ________________

Commission File Number 01-07284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baldor Electric Company
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

Item 4.

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2008 and 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 29, 2009

By: 

John A. McFarland
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm filed herewith

BKD LLP
CPAs & Advisors

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 26, 2008, with respect to the financial statements and schedule of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

BKD, LLP

Fort Smith, Arkansas
June 26, 2008

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Report of Independent Registered Public Accounting Firm
and Financial Statements

December 31, 2008 and 2007


BKD
LLP
CPAs & Advisors

Baldor Electric Company Employees' Profit Sharing and Savings Plan

December 31, 2008 and 2007

Contents

BKD LLP
CPAs & Advisors

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542 www.bkd.com

Report of Independent Registered Public Accounting Firm

Trustees
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Baldor Electric Company Profit Sharing and Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldor Electric Company Profit Sharing and Saving Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5, in 2008, the Plan changed it method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
June 26, 2008
Federal Employer Identification Number: 44-0160260

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

Assets

	2008	2007
Investments, at fair value		
Cash	$ 61,506	$ —
Baldor Electric Company common stock	64,924,786	94,704,124
Collective trusts	101,777,908	107,535,742
Mutual funds	40,806,146	56,334,658
Participant loans	12,155,300	11,292,554
Total investments, at fair value	219,725,646	269,867,078
Receivables		
Employer's contribution	16,505,323	17,152,336
Accrued interest and dividends	615,889	472,844
Total receivables	17,121,212	17,625,180
Total assets	236,846,858	287,492,258

Liabilities

	2008	2007
Refundable contributions	437,559	—
Administrative fees payable	64,631	23,674
Total liabilities	502,190	23,674
Net assets available for benefits at fair value	236,344,668	287,468,584
Adjustments from fair value to contract value for fully benefit responsive investment contracts	4,168,830	588,337
Net assets available for benefits	$ 240,513,498	$ 288,056,921

See accompanying notes to the financial statements.

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions:		
Loan interest	$ 897,036	$ 822,245
Dividends	7,448,042	9,645,935
Employer contributions	19,549,993	20,361,677
Participant contributions	19,750,804	22,297,419
Total additions	47,645,875	53,127,276
Deductions:		
Benefits paid directly to participants	15,981,816	23,888,799
Administrative expenses	691,645	575,747
Total deductions	16,673,461	24,464,546
Net realized and unrealized (depreciation) appreciation in fair value of investments	(78,515,837)	755,491
Net (deductions) additions	(47,543,423)	29,418,221
Net assets available for benefits at beginning of year	288,056,921	258,638,700
Net assets available for benefits at end of year	$ 240,513,498	$ 288,056,921

See accompanying notes to the financial statements.

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1: Description of the Plan

The following description of Baldor Electric Company Employees' Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Baldor Electric Company for the benefit of its employees. Employees who have at least two months of service may participate in the savings plan and employees with at least two years of service receive profit sharing benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch Trust Company FSB is the trustee and serves as the custodian of the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions of up to 50% of eligible compensation. The employee can elect a certain percentage of salary to be withheld before-tax and a portion to be withheld after-tax, which together shall be referred to as the Employee Contributions. Employee rollover contributions are also permitted. The Company makes matching contributions of 25% of the employees' salary deferral amounts up to 6% of employees' compensation and profit-sharing contributions. Company profit-sharing contributions are discretionary as determined by the Company's Benefit Advisory Board. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer 2% of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions as well as any Company match or profit sharing contribution made plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount, a payment in the form of an annuity contract, or a combination of a lump sum payment and an annuity.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Those estimates are inherently subject to change and actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Plan Tax Status

The Plan obtained its latest determination letter on August 30, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Plan, at the Company's discretion.

Note 3: Cash

The Plan's cash is held by Merrill Lynch Trust Company and reflects the value of any investment earnings and contributions received and not yet allocated.

Note 4: Investments

The Plan's investments are held by Merrill Lynch Trust Company. The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2008	
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value		
Common stock	$ (47,048,194)	$ 64,924,786
Collective trusts	(9,458,648)	101,777,908
Mutual funds	(22,008,995)	40,806,146
	(78,515,837)	207,508,840
Cash	—	61,506
Investments at Estimated Fair Value		
Participant loans	—	12,155,300
Total investments	$ (78,515,837)	$ 219,725,646

	2007	
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value		
Common stock	$ (1,084,131)	$ 94,704,124
Collective trusts	1,920,119	107,535,742
Mutual funds	(80,497)	56,334,658
	755,491	258,574,524
Investments at Estimated Fair Value		
Participant loans	—	11,292,554
Total investments	$ 755,491	$ 269,867,078

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2008
Baldor Electric Company Common Stock	$ 64,924,786
INVESCO Stable Value Collective Trust	86,952,167
INVESCO S&P 500 Index Collective Trust	14,825,741
	$ 166,702,694

Interest and dividends realized on the Plan's investments for the years ended December 31, 2008 and 2007 were $8,345,078 and $10,468,179, respectively.

Note 5: Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 has been applied prospectively as of January 1, 2008.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157 describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The Plan's Level 1 investments include mutual funds and common stocks that are measured at fair value as determined by quoted markets in an active market. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include a collective trust that is made up of securities that mirror the S&P 500. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include participant loans and a collective trust that primarily consists of synthetic guaranteed investment contracts.

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis at December 31, 2008.

		Fair Value Measurements Using		
	Fair Value	**Level 1**	**Level 2**	**Level 3**
Mutual funds	$ 40,806,146	$ 40,806,146	$ —	$ —
Common stock	64,924,786	64,924,786	—	—
Collective Trusts	101,777,908	—	14,825,741	86,952,167
Participant Loans	12,155,300	—	—	12,155,300
Total	$ 219,664,140	$ 105,730,932	$ 14,825,741	$ 99,107,467

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs:

	Collective Trusts	Participant Loans
Balance, January 1, 2008	$ 83,822,705	$ 11,292,554
Total realized and unrealized gains (losses) Included in net (decrease) increase	(465,205)	83
Net contributions/distributions	3,594,667	(602,404)
Loan Payments	—	(4,915,903)
Loans Issued	—	6,380,970
Balance, December 31, 2008	$ 86,952,167	$ 12,155,300
Total losses for the period included in net decrease in net assets available for benefits attributable to the change in unrealized losses related to assets still held at the reporting date	$ (4,168,830)	$ 0

Realized and unrealized gains and losses included in net increase (decrease) in net assets available for benefits for the period from January 1, 2008, through December 31, 2008, are reported in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

Note 6: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

Net Assets Available for Benefits per the financial statements	$ 240,513,498
Add: Refundable contributions payable	437,559
Add: Administrative Fees Payable	64,631
Less: Employer profit sharing receivable	(16,505,323)
Less: Dividends receivable	(615,889)
Net Assets Available for Benefits per Form 5500	$ 223,894,476

The following is a reconciliation of contributions per the financial statements for the year ending December 31, 2008 to Form 5500:

Contributions per the financial statements	$ 39,300,797
Add: Prior year profit sharing receivable	17,152,336
Add: Refundable contributions payable	437,559
Less: Miscellaneous credits	(45,146)
Less: Current year employer profit sharing receivable	(16,505,323)
Contributions per Form 5500	$ 40,340,223

Note 7: Party-in-Interest Transactions

Certain Plan investments are shares of trust funds managed by Merrill Lynch Trust Company, FSB and AMVESCAP at December 31, 2008 and 2007, respectively. Merrill Lynch Trust Company, FSB and AMVESCAP were the trustees as defined by the Plan for 2008 and 2007, respectively, and therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by the Plan to Merrill Lynch Trust Company, FSB and AMVESCAP for 2008 and 2007 were $691,645 and $575,747, respectively.

Note 8: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment

December 31, 2008

Identity of Issuer	Description of Investment	Number of Shares Held	Current Value
Mutual Funds			
American Funds	American Balanced – Class A	603,357	$ 8,314,258
American Funds	Europacific Growth Fund	316,228	8,857,551
Dreyfus	Dreyfus Premier Small Cap Value	235,238	2,557,040
Columbia	Columbia Acorn – Class A	284,853	4,905,177
American Funds	Growth Fund of America	308,551	6,319,120
Van Kampen	Growth & Income Fund	350,549	4,953,260
PIMCO	Total Return Fund	483,209	4,899,740
Total mutual funds			40,806,146
Collective Trusts			
INVESCO	Stable Value Trust Fund	91,121,004	86,952,167
INVESCO	500 Index Trust Fund	591,138	14,825,741
Total collective trusts			101,777,908
Common Stock			
*Baldor Electric Company	Baldor Electric Company Common Stock	3,623,851	64,924,786
Participant Loans	Various loans with interest rates of 5% to 10.5%		12,155,300
Total assets held for investment			$ 219,664,140

*Denotes a party-in-interest to the Plan. Baldor Electric Company is the Plan Sponsor.